Dundee Corporation Comments on CI Financial’s Expression of Interest

FOR IMMEDIATE RELEASE

Toronto, September 25, 2007: Dundee Corporation announces that at a meeting of its board of directors this morning it was unanimously concluded that the board cannot respond positively to the terms and conditions proposed by CI Financial in their conditional intention to acquire the Corporation’s controlled subsidiary, DundeeWealth Inc. for $20.25 per share.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources. Its domestic wealth management activities are carried out through its controlled subsidiary, DundeeWealth Inc., a company with $62.6 billion in assets under management and administration. Dundee Corporation's real estate activities are conducted through its 78% owned subsidiary, Dundee Realty Corporation which manages $5 billion of Canadian commercial real estate and operates a land and housing business in Canada and the United States. Resource activities are carried out through its wholly owned subsidiary, Dundee Resources Limited.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation Ned Goodman President and Chief Executive Officer (416) 365-5665	Dundee Corporation Joanne Ferstman Executive Vice President and Chief Financial Officer (416) 365-5010